ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian McCabe T +1 617-951-7801 brian.mccabe@ropesgray.com

April 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

Re:	Popular U.S. Government Money Market Fund, LLC

File No. 333-271265; 811-23868

Dear Mr. Ellington:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on April 1, 2024, and April 2, 2024, with respect to Pre-Effective Amendment No. 3 (the “Amendment”) to the registration statement of Popular U.S. Government Money Market Fund, LLC (the “Fund”) on Form N-1A (the “Registration Statement”), filed with the Commission on March 28, 2024. The Staff’s comments are reproduced below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the amended Form N-1A filing of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX B – Report of Independent Registered Public Accounting Firm

1.	Comment: The financial statements in the Statement of Operations, as presented in the Amendment, cover a period greater than 12 months. Please amend the Registration Statement so that the financial statements in the Statement of Operations are presented in separate periods, with no single period exceeding 12 months.

Response: We understand that it is the Staff’s position that the financial statements in a Statement of Operations should ordinarily be limited to a period not exceeding 12 months. The Fund represents that any future Statement of Operations included in subsequent amendments to its Registration Statement, including any future Statement of Operations that includes seed financials, will be limited to a period not exceeding 12 months. As previously discussed with the Staff, we respectfully request that the Staff declare as effective the Fund’s Registration Statement, without the need for a further pre-effective amendment.

2.	Comment: In any subsequent amendment to the Registration Statement, please include unaudited financial statements as of a date within 90 days prior to the date of the filing. (See Form N-1A, Item 27, Instruction 2).

Response: The Fund will include financial statements as of a date with 90 days prior to the date of the filing of any subsequent amendment to the Registration Statement. We note that should the Fund’s Registration Statement be declared as effective, as requested above, the Fund does not intend to file a further pre-effective amendment to its Registration Statement. The financial statements as presented in the Amendment are as of a date within 90 days prior to the Filing of the Amendment.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7801. I would be happy to arrange for a call with representatives of the Fund’s independent registered public accounting firm if that might be helpful.

Sincerely,

/s/ Brian McCabe
Brian McCabe, Esq.

cc:	Omar Santiago Ramos

James McGinnis, Esq.

Jonathan Upchurch, Esq.

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